# HIGHVELD

## STEEL AND VANADIUM CORPORATION LIMITED

[redacted]no. 1960/001900/06 *(Incorporated in the Republic of South Africa)*
IVL ISIN: ZAE000003422
ember of the Anglo American plc group



# Abridged Chairman's Review and Final Distributions to Shareholders

## Results for the year ended 31 December 2001

**ABRIDGED AUDITED CONSOLIDATED INCOME STATEMENTS**
**for the years ended 31 December**

| | 2001 R'000 | 2000 R'000 |
|---|---|---|
| Revenue | **4 427 501** | 4 521 895 |
| Operating profit | **74 092** | 121 530 |
| Net interest paid | **75 142** | 65 447 |
| (Loss)/profit before taxation | **(1 050)** | 56 083 |
| Taxation credit | **24 567** | 32 415 |
| Net profit from ordinary activities | **23 517** | 88 498 |
| After tax loss on prospective sales | **(505 827)** | – |
| (Loss)/profit attributable to shareholders | **(482 310)** | 88 498 |
| Transfer (to)/from non-distributable reserve | **(729)** | 59 |
| Distributions to shareholders | **(29 267)** | (38 974) |
| Retained (loss)/profit for the year | **(512 306)** | 49 583 |
| (Loss)/profit attributable to shareholders | **(482 310)** | 88 498 |
| Add/(less) after tax effect of: | | |
| Loss on prospective sales | **505 827** | – |
| Loss on closure of operation | **–** | 27 960 |
| Impairment of fixed assets | **1 820** | – |
| Profit on disposal of unlisted investment | **–** | (2 982) |
| (Profit)/loss on disposal and scrapping of property, plant and equipment | **(83)** | 2 120 |
| **HEADLINE EARNINGS** | **25 254** | 115 596 |
| Weighted average number of shares in issue during the year | **97 574 036** | 97 500 348 |
| Attributable (loss)/earnings per share (cents) | **(494,3)** | 90,8 |
| Headline earnings per share (cents) | **25,9** | 118,6 |
| Dividends per share attributable to calendar profits (cents) | **15,0** | 50,0 |

**ABRIDGED AUDITED CONSOLIDATED BALANCE SHEETS**

| | 31 Dec 2001 R'000 | 31 Dec 2000 R'000 | 1 Jan 2002 R'000 |
|---|---|---|---|
| **ASSETS** | | | |
| Fixed assets | **1 692 573** | 2 527 886 | **1 030 799** |
| Investments | **24 166** | 10 839 | **847 633** |
| (Short-term borrowings)/ net cash on hand | **(670)** | 34 244 | **(98 489)** |
| Net current assets | **620 979** | 538 369 | **227 465** |
| Current assets | **1 732 397** | 1 459 547 | **1 080 767** |
| Current liabilities | **1 111 418** | 921 178 | **853 302** |
| **TOTAL ASSETS** | **2 337 048** | 3 111 338 | **2 007 408** |
| **EQUITY AND LIABILITIES** | | | |
| Shareholders' equity | **1 421 993** | 1 928 494 | **1 389 858** |
| Deferred taxation | **225 932** | 465 500 | **225 932** |
| Long-term liabilities | **689 123** | 717 344 | **391 618** |
| **TOTAL EQUITY AND LIABILITIES** | **2 337 048** | 3 111 338 | **2 007 408** |
| Debt to equity ratio-percentage | **35** | 29 | **22** |
| Net worth – cents/share | **1 457** | 1 977 | **1 424** |
| Net debt | **498 262** | 551 364 | **312 364** |

**ABRIDGED AUDITED CONSOLIDATED CASH FLOW STATEMENTS**
**for the years ended 31 December**

| | 2001 R'000 | 2000 R'000 |
|---|---|---|
| Net cash inflow from operating activities | **106 131** | 114 139 |
| Net cash outflow from investing activities | **(53 030)** | (153 541) |
| Net cash inflow/(outflow) | **53 101** | (39 402) |
| **Financed as follows:** | **(53 101)** | 39 402 |
| Net cash outflow from financing activities | **(10 840)** | (11 792) |
| (Increase)/decrease in cash on hand | **(42 261)** | 51 194 |

***Financial results***

The reporting period was characterised by weak international prices for the group's entire range of products. However a strong local steel market in the second half of the year and the weakening of the rand against other major currencies enabled operations to be maintained at full output. Columbus Stainless, which was consolidated in the Highveld figures for the last time, showed a significant improvement in the second half of the year, but was nevertheless below budget.

A group operating profit of R74,1 million was achieved, compared to a profit of R121,5 million in 2000. The loss attributable to Highveld shareholders was R482,3 million compared to a profit of R88,5 million in 2000. This was principally as a result of the loss of R482,3 million on the prospective sale of Columbus Stainless and the Highveld share of the Columbus Joint Venture loss which was R49,4 million for the period (2000: R21,9 million loss). The attributable loss also included net interest of R75,1 million (2000: R65,4 million) and a tax credit of R24,5 million (2000: R32,4 million tax credit).

During the year the sale of 64 per cent of Columbus Stainless by the three South African partners to Acerinox SA was concluded with effect from 1 January 2002, leaving Highveld with a 12 per cent direct holding. Simultaneously Highveld acquired a 2,9 per cent shareholding in Acerinox SA. For clarity on the effect of this a proforma balance sheet immediately post the transaction on 1 January is also included in the financial statements.

Headline earnings for the full year were R25,3 million, representing a decrease of 78 per cent on the previous year's R115,6 million, being equivalent to 25,9 cents per share (2000: 118,6 cents per share). However the headline earnings for the second half of the year were R51,5 million compared to a loss of R26,3 million at the interim stage.

*continued overleaf*